SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2009

Commission File Number: 1-14640-01

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant’s Name Into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:   ☐      No:   ☒

CONSOLIDATED FORM
Management and Related Parties’ Stock Trades - Article 11 - CVM Instruction No. 358/2002

March 2009
( )	only the following securities and derivatives transactions were carried out, in accordance with article 11 of CVM Instruction No. 358/2002. (1)

( X )	no securities and derivatives transactions were carried out, in accordance with article 11 of CVM Instruction No. 358/2002, and we hold the following positions in securities and derivatives:

Denomination of the Company: UNIBANCO HOLDINGS S.A.
Related Parties	(x) Board of Directors	( ) Board of Officers	( ) Audit Committee	( ) Technical or Consultative Bodies
Initial Balance
Security / Derivative		Features of the Securities (2)	Quantity	% of participation
				Same Type/ Class	Total
Share		Preferred, nominative, no par value and no book-entry share	4,893,895	0.44904%	0.58032%
Share		Common, nominative, no par value and no book-entry share	-	0.00000%	0.00000%
Final Balance
Security / Derivative		Features of the Securities (2)	Quantity	% of participation
				Same Type/ Class	Total
Share		Preferred, nominative, no par value and no book-entry share	4,893,895	0.44904%	0.29776%
Share		Common, nominative, no par value and no book-entry share	-	0.00000%	0.00000%

Denomination of the Controlled Company: UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
Related Parties	(x) Board of Directors	( ) Board of Officers	( ) Audit Committee	( ) Technical or Consultative Bodies
Initial Balance
Security / Derivative		Features of the Securities (2)	Quantity	% of participation
				Same Type/ Class	Total
Share		Preferred, nominative, no par value and no book-entry share	4,893,895	0.37749%	0.34737%
Share		Common, nominative, no par value and no book-entry share	232	0.00002%	0.00002%
Final Balance
Security / Derivative		Features of the Securities (2)	Quantity	% of participation
				Same Type/ Class	Total
Share		Preferred, nominative, no par value and no book-entry share	4,893,895	0.37749%	0.17430%
Share		Common, nominative, no par value and no book-entry share	232	0.00002%	0.00001%

(1)	When filing the form, please delete the lines that do not contain any information. If there is no acquisition/modification of the positions of any of the parties mentioned in article 11 of CVM Instruction No. 358/2002, please send a statement informing that this is the case.
(2)	Issuance/series, convertible, simple, terms, guarantees, type/class, etc.

Note: Please provide the information by group in these consolidated forms - members of the Board of Directors, members of the Board of Officers (which were not included in the group of the Board of Directors), etc

CONSOLIDATED FORM
Management and Related Parties’ Stock Trades - Article 11 - CVM Instruction No. 358/2002

March 2009
( X )	only the following securities and derivatives transactions were carried out, in accordance with article 11 of CVM Instruction No. 358/2002. (1)

( )	no securities and derivatives transactions were carried out, in accordance with article 11 of CVM Instruction No. 358/2002, and we hold the following positions in securities and derivatives:

Denomination of the Company: UNIBANCO HOLDINGS S.A

Related Parties	( ) Board of Directors		( X ) Board of Officers	( ) Audit Committee		( ) Technical or Consultative Bodies
Initial Balance
Security / Derivative	Features of the Securities (2)				Quantity	% of participation
						Same Type / Class	Total
Share	Preferred, nominative, no par value and no book-entry share				828,091	0.07598%	0.05038%
Share	Common, nominative, no par value and no book-entry share				-	0.00000%	0.00000%
Transactions in the month
Security / Derivative	Features of the Securities (2)	Intermediate	Transaction	Day	Quantity	Price*	Volume (R$) (3)
Share	Preferred, nominative, no par value and no book-entry share	Unibanco	Purchase	3.12	4,471	6.37	28,480.27
		Unibanco	Purchase	3.12	18,466	6.37	117,628.42
			Total Purchase	-	22,937		146,108.69
Share	Preferencial, nominativa, sem valor nominal e escritural	Unibanco	Sale	3.9	2,300	6.45	14,835.00
		Unibanco	Sale	3.10	11,700	6.50	76,050
		Unibanco	Sale	3.11	5,000	6.15	30,750.00
		Unibanco	Sale	3.12	5,000	6.75	33,750.00
		Unibanco	Sale	3.17	5,000	6.98	34,900.00
		Unibanco	Sale	3.18	5,000	7.10	35,500.00
		Unibanco	Sale	3.23	15,000	7.43	111,450.00
		Unibanco	Sale	3.24	2,000	7.97	15,940.00
		Unibanco	Sale	3.25	3,000	7.50	22,500.00
		Unibanco	Sale	3.26	5,000	7.65	38,250.00
			Total Sales	-	59,000		337,875.00
Final Balance
Security / Derivative	Features of the Securities (2)				Quantity	% of participation
						Same Type / Class	Total
Share	Preferred, nominative, no par value and no book-entry share				792,028	0.07267%	0.04819%
Share	Common, nominative, no par value and no book-entry share				-	0.00000%	0.00000%

Denomination of the Controlled Company: UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
Related Parties	( ) Board of Directors		( X ) Board of Officers	( ) Audit Committee		( ) Órgãos Técnicos ou Consultivos
Initial Balance
Security / Derivative	Features of the Securities (2)				Quantity	% of participation
						Same Type / Class	Total
Share	Preferred, nominative, no par value and no book-entry share				828,091	0.06387%	0.02949%
Share	Common, nominative, no par value and no book-entry share				180	0.00001%	0.00001%
Transactions in the month
Security / Derivative	Features of the Securities (2)	Intermediate	Transaction	Day	Quantity	Price*	Volume (R$) (3)
Share	Preferred, nominative, no par value and no book-entry share	Unibanco	Purchase	3.12	4,471	6.37	28,480.27
		Unibanco	Purchase	3.12	18,466	6.37	117,628.42
			Total Purchase	-	22,937	-	146,108.69
Share	Preferred, nominative, no par value and no book-entry share	Unibanco	Sale	3.9	2,300	6.45	14,835.00
		Unibanco	Sale	3.10	11,700	6.50	76,050
		Unibanco	Sale	3.11	5,000	6.15	30,750.00
		Unibanco	Sale	3.12	5,000	6.75	33,750.00
		Unibanco	Sale	3.17	5,000	6.98	34,900.00
		Unibanco	Sale	3.18	5,000	7.10	35,500.00
		Unibanco	Sale	3.23	15,000	7.43	111,450.00
		Unibanco	Sale	3.24	2,000	7.97	15,940.00
		Unibanco	Sale	3.25	3,000	7.50	22,500.00
		Unibanco	Sale	3.26	5,000	7.65	38,250.00
			Total Sales	-	59,000	-	337,875.00
Final Balance
Security / Derivative	Features of the Securities (2)				Quantity	% of participation
						Same Type / Class	Total
Share	Preferred, nominative, no par value and no book-entry share				792,028	0.06109%	0.02821%
Share	Common, nominative, no par value and no book-entry share				180	0.00001%	0.00001%

(*)	This price is equal to the unit price divided by 2 to reflect the price of each single share, given that one unit is composed of 1 Unibanco-União de Bancos Brasileiros S.A. preferred share and 1 Unibanco Holdings S.A.
preferred share.
(1)	When filing the form, please delete the lines that do not contain any information. If there is no acquisition/modification of the positions of any of the parties mentioned in article 11 of CVM Instruction No. 358/2002, please send a statement informing that this is the case.
(2)	Issuance/series, convertible, simple, terms, guarantees, type/class, etc.
(3)	Quantity multiplied by price.

CONSOLIDATED FORM
Management and Related Parties’ Stock Trades - Article 11 - CVM Instruction No. 358/2002

March 2009
( X )	only the following securities and derivatives transactions were carried out, in accordance with article 11 of CVM Instruction No. 358/2002. (1)

( )	no securities and derivatives transactions were carried out, in accordance with article 11 of CVM Instruction No. 358/2002, and we hold the following positions in securities and derivatives:

Denomination of the Company: UNIBANCO HOLDINGS S.A.
Related Parties	( ) Board of Directors	( ) Board of Officers	( ) Audit Committee	(X) Controlling Shareholders	( ) Technical or Consultative Bodies
Security / Derivative	Features of the Securities (2)			Quantity	% of participation
					Same Type/ Class	Total
Share	Preferred, nominative, no par value and no book-entry share			-	0.00000%	0.00000%
Share	Common, nominative, no par value and no book-entry share			525,398,072	94.88243%	0.00000%
Final Balance
Security / Derivative	Features of the Securities (2)			Quantity	% of participation
					Same Type/ Class	Total
Share	Preferred, nominative, no par value and no book-entry share			-	0.00000%	0.00000%
Share	Common, nominative, no par value and no book-entry share			525,398,072	94.88243%	0.00000%

Denomination of the Controlled Company: UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
Related Parties	( ) Board of Directors	( ) Board of Officers	( ) Audit Committee	(X) Controlling Shareholder	( ) Technical or Consultative Bodies
Initial Balance
Security / Derivative	Features of the Securities (2)			Quantity	% of participation
					Same Type/ Class	Total
Share	Preferred, nominative, no par value and no book-entry share			-	0.00000%	0.00000%
Share	Common, nominative, no par value and no book-entry share			378,434	0.02504%	0.01348%
Final Balance
Security / Derivative	Features of the Securities (2)			Quantity	% of participation
					Same Type/ Class	Total
Share	Preferred, nominative, no par value and no book-entry share			-	0.00000%	0.00000%
Share	Common, nominative, no par value and no book-entry share			378,434	0.02504%	0.01348%

(1)	When filing the form, please delete the lines that do not contain any information. If there is no acquisition/modification of the positions of any of the parties mentioned in article 11 of CVM Instruction No. 358/2002, please send a statement informing that this is the case.
(2)	Issuance/series, convertible, simple, terms, guarantees, type/class, etc.
(3)	Quantity multiplied by price.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2009
UNIBANCO HOLDINGS S.A.

	By:	/s/ Geraldo Travaglia Filho Name: Geraldo Travaglia Filho Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.